UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A:	General Information

Item A.1	Report for:

July 13, 2022

Item A.2	CIK Number of registrant:

0000719423

Item A.3	EDGAR Series Identifier:

S000008002

Item A.4	Securities Act File Number:

002-83631

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:

Part B:	Default or Event of Insolvency of Portfolio Security Issuer

Not Applicable.

Part C:	Provision of financial support to fund

Item C.1	Description of nature of support:

A capital contribution in connection with the liquidation of the Fund.

Item C.2	Person providing support:

The Variable Annuity Life Insurance Company (“VALIC”)

Item C.3	Brief description of relationship between the person providing support and the fund:

VALIC is the investment adviser to the Fund.

Item C.4	Date support provided:

July 12, 2022

Item C.5	Amount of support:

$7,500

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI):

Not applicable.

Item C.7	Value of the security supported on date support was initiated (if applicable):

Not applicable.

Item C.8	Brief description of reason for support:

On February 22, 2022, the Board of Directors (the “Board”) of VALIC Company I (the “Company”) approved a proposal to liquidate and dissolve the Fund pursuant to a Plan of Liquidation (the “Plan”). The liquidation is expected to occur on or about July 22, 2022 (the “Liquidation Date”). The capital contribution was provided so that no shareholder of the Fund will receive less than $1.00 per share in connection with the liquidation of the Fund.

Item C.9	Term of support:

One-time contribution.

Item C.10	Brief description of any contractual restrictions relating to support:

None.

Part D:	Deviation between current net asset value per share and intended stable price per share:

Not applicable.

Part E:	Imposition of liquidity fee

Not applicable.

Part F:	Suspension of fund redemptions

Not applicable.

Part G:	Removal of liquidity fees and/or resumption of fund redemptions

Not applicable.

Part H:	Optional disclosure

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALIC Company I
(Registrant)
Date: 7/13/22

By: /s/ Gregory R. Kingston
Gregory R. Kingston
Treasurer